UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

[  ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 1-8841

FPL Group Bargaining Unit Employee Retirement Savings Plan
(Full title of the plan)

FPL GROUP, INC.
(Name of issuer of the securities held pursuant to the plan)

700 Universe Boulevard
Juno Beach, Florida 33408
(Address of principal executive office)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Participants and the Employee Benefit Plans
   Administrative Committee
FPL Group Bargaining Unit Employee Retirement Savings Plan
Juno Beach, Florida

We have audited the accompanying statements of net assets available for benefits of FPL Group Bargaining Unit Employee Retirement Savings Plan (the Plan) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008 in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan's management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2008 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2008 financial statements taken as a whole.

                                                                                           Crowe Horwath LLP
Columbus, Ohio
June 19, 2009

FPL GROUP BARGAINING UNIT EMPLOYEE RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31, 2008
		Nonparticipant-Directed
	Participant- Directed	Allocated	Unallocated	Total
ASSETS
Participant-directed investments	$466,323,276	$-	$-	$466,323,276
Nonparticipant-directed investments (Leveraged ESOP)	-	103,342,185	97,779,419	201,121,604
Total investments, at fair value	466,323,276	103,342,185	97,779,419	667,444,880
Accrued interest receivable	-	-	214	214
Total assets, reflecting interest in assets of Master Trust	466,323,276	103,342,185	97,779,633	667,445,094

LIABILITIES
Leveraged ESOP Note:
Current	-	-	5,190,741	5,190,741
Non-current	-	-	45,034,344	45,034,344
Interest payable - Leveraged ESOP	-	-	162,227	162,227
Total liabilities, reflecting interest in liabilities of Master Trust	-	-	50,387,312	50,387,312
Interest in net assets of Master Trust, reflecting all investments at fair value	466,323,276	103,342,185	47,392,321	617,057,782

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(2,061,186)	-	-	(2,061,186)
NET ASSETS AVAILABLE FOR BENEFITS	$464,262,090	$103,342,185	$47,392,321	$614,996,596

	December 31, 2007
		Nonparticipant-Directed
	Participant- Directed	Allocated	Unallocated	Total
ASSETS
Participant-directed investments	$620,628,612	$-	$-	$620,628,612
Nonparticipant-directed investments (Leveraged ESOP)	-	139,880,051	150,092,790	289,972,841
Total investments, at fair value	620,628,612	139,880,051	150,092,790	910,601,453
Accrued interest receivable	-	-	494	494
Total assets, reflecting interest in assets of Master Trust	620,628,612	139,880,051	150,093,284	910,601,947

LIABILITIES
Leveraged ESOP Note:
Current	-	-	215,757	215,757
Non-current	-	-	53,395,576	53,395,576
Interest payable - Leveraged ESOP	-	-	173,165	173,165
Total liabilities, reflecting interest in liabilities of Master Trust	-	-	53,784,498	53,784,498
Interest in net assets of Master Trust, reflecting all investments at fair value	620,628,612	139,880,051	96,308,786	856,817,449

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(436,580)	-	-	(436,580)
NET ASSETS AVAILABLE FOR BENEFITS	$620,192,032	$139,880,051	$96,308,786	$856,380,869

The accompanying Notes to the Financial Statements are an integral part of these statements.

FPL GROUP BARGAINING UNIT EMPLOYEE RETIREMENT SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2008

		Nonparticipant-Directed
	Participant- Directed	Allocated	Unallocated	Total
ADDITIONS
Participant contributions	$32,980,520	$-	$-	$32,980,520
Allocation of Leveraged ESOP shares (see Note 3)	-	11,076,215	-	11,076,215
Transfer from nonparticipant directed investments	7,135,364	-	-	7,135,364
Increase in Leveraged ESOP unallocated account (see Note 3)	-	-	4,393,092	4,393,092

Net investment loss:
Net investment loss in participation in
Master Trust, at fair value	(140,259,191)	(31,781,414)	-	(172,040,605)
Total additions	(100,143,307)	(20,705,199)	4,393,092	(116,455,414)

DEDUCTIONS
Benefit payments to participants and beneficiaries	53,245,981	8,197,364	-	61,443,345
Transfer to participant directed investments	-	7,135,364	-	7,135,364

Decrease in Leveraged ESOP unallocated account (see Note 3)	-	-	53,309,557	53,309,557
Administrative expenses	42,831	12,634	-	55,465
Total deductions	53,288,812	15,345,362	53,309,557	121,943,731

Transfers from the Plan, net	(2,497,823)	(487,305)	-	(2,985,128)

NET DECREASE	(155,929,942)	(36,537,866)	(48,916,465)	(241,384,273)

NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 2007	620,192,032	139,880,051	96,308,786	856,380,869

NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 2008	$464,262,090	$103,342,185	$47,392,321	$614,996,596

The accompanying Notes to the Financial Statements are an integral part of these statements.

FPL GROUP BARGAINING UNIT EMPLOYEE RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
For the year ended December 31, 2008

1.  Description of the Plan

The following description of the FPL Group Bargaining Unit Employee Retirement Savings Plan (the Plan) provides only general information.  Participating employees (Participants) should refer to the Summary Plan Description available in their employee handbook (as updated periodically through Summaries of Material Modifications) or the Plan Prospectus for a more complete description of the Plan.

General

The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).  Participation in the Plan is voluntary.  Bargaining unit employees of FPL Group, Inc. (the Company or FPL Group) and its subsidiaries, with the exception of employees in the International Brotherhood of Electrical Workers local 2150 (IBEW 2150) at NextEra Energy Point Beach, LLC formerly known as FPL Energy Point Beach, LLC (NextEra Energy Point Beach), are eligible to participate in the Plan on the first day of the month coincident with the completion of one full month of service with the Company or certain of its subsidiaries or on the first day of any payroll period thereafter.  Employees in the IBEW 2150 at NextEra Energy Point Beach, are eligible to participate in the Plan on the first day of employment.  In September 2007, the Company acquired Point Beach nuclear facility and as a result participants in the Nuclear Management Company, LLC 401(k) Savings Plan and WEC Employee Retirement Savings Plan were eligible to make a voluntary rollover into the Plan.  The Plan includes a cash or deferred compensation arrangement (Pretax Option) permitted by Section 401(k) of the Internal Revenue Code of 1986, as amended (the Code).  The Pretax Option permits Participants to elect to defer federal income taxes on all or a portion of their contributions (Pretax Contributions) until such contributions are distributed from the Plan.  Under current tax law, the annual limitation on Pretax Contributions for the 2008 Plan year was $15,500.  The Pretax Contribution limit increased in 2009 to $16,500.  In addition, individuals age 50 or older who contributed the maximum allowable under the Pretax Option in the Plan have the option of contributing up to an additional $5,000 annually in Pretax Contributions in 2008, increased to $5,500 in 2009.

The Plan also includes leveraged employee stock ownership plan (Leveraged ESOP) provisions.  The Leveraged ESOP is a stock bonus plan within the meaning of U.S. Treasury Regulation Section 1.401-1(b)(1)(iii) that is qualified under Section 401(a) of the Code and is designed to invest primarily in the common stock, par value $.01 per share, of FPL Group (Company Stock).  Pursuant to the Leveraged ESOP, the Master Trust for Retirement Savings Plans of FPL Group, Inc. and Affiliates (Master Trust) purchased Company Stock from the Company using the proceeds of a loan (Acquisition Indebtedness) from FPL Group Capital Inc (FPL Group Capital), a subsidiary of FPL Group.  The Company Stock acquired by the Master Trust is initially held in a separate account (Leveraged ESOP Account).  As the Acquisition Indebtedness (including interest) is repaid, Company Stock is released from the Leveraged ESOP Account and allocated to Plan Participants.

The Plan has a Dividend Payout Program which enables Participants to choose how their dividends on certain shares of Company Stock held in the Plan are to be paid.  The options available to Participants include reinvestment of dividends in Company Stock, distribution of dividends in cash, or a partial cash distribution with the balance reinvested in Company Stock.  Dividends on Company Stock held in the Leveraged ESOP do not qualify under this program.

Trustee

Fidelity Management Trust Company (Trustee) administers the Master Trust established to hold the assets and liabilities of the Plan and the FPL Group Employee Retirement Savings Plan (Non-Bargaining Plan) (collectively, The Master Trust Plans).

Administration of the Plan

The Plan is intended to qualify as a participant-directed account plan under Section 404(c) of ERISA.  The Employee Benefit Plans Administrative Committee (as appointed by the Employee Benefits Advisory Committee of the Company) is the named fiduciary responsible for the general operation and administration of the Plan (but not management or control of Plan assets), and the Employee Benefit Plans Investment Committee (as appointed by the Employee Benefits Advisory Committee of the Company) is the named investment fiduciary, but is not directly responsible for the management and control of the Plan assets.  The Employee Benefits Advisory Committee acts on behalf of the Company as the Plan sponsor, as defined by ERISA.  Fidelity Investments Institutional Operations Company (Fidelity) provides recordkeeping services with respect to the Plan.

Employee Contributions

The Plan allows for combined pre-tax and after-tax contributions by eligible employees in whole percentages of up to 50% of their eligible earnings, as defined by the Plan.  Pre-tax contributions are subject to limitations under the Code.  Any participant who has attained age 50 by the end of the Plan year may make catch-up contributions in accordance with Code Section 414(v).  Effective May 15, 2008, NextEra Energy Maine, LLC, formerly FPL Energy Maine, Inc. (NextEra Energy Maine) bargaining unit employees can elect to contribute up to a combined pretax and after tax maximum of 50% of their eligible earnings.  Prior to May 15, 2008, NextEra Energy Maine bargaining unit employees could elect to contribute up to a combined pretax and after tax maximum of 20% of their eligible earnings.  Effective January 1, 2008, NextEra Energy Point Beach bargaining unit eligible employees (Eligible Employee) hired or rehired after January 1, 2008 shall be deemed to have elected to make a pretax contribution of 3% in the Plan unless such Eligible Employee otherwise affirmatively revokes or modifies his or her pretax election within 60 days of his or her date of hire.  An Eligible Employee hired prior to January 1, 2008 but who does not have a pretax contribution election in effect on January 1, 2008 shall be deemed to have elected to make a pretax contribution of 3% in the Plan unless such Eligible Employee otherwise affirmatively revokes or modifies his or her pretax contribution within 60 days of January 1, 2008.  As of December 31, 2008, Participants could elect to invest in any combination of the 23 different investment options offered under the Plan.  Participants may change their investment elections daily, subject to Fidelity’s excessive trading policy and the Plan's limitations on investments in Company Stock.

Employer Contributions

The table below presents the employer contribution formula for the various Participant groups covered by the Plan.

Participant Group	Benefit
FPL Group and subsidiaries Bargaining Unit Employees, not listed below	100% on the first 3% of employee contribution 50% on the next 3% of employee contribution 25% on the next 1% of employee contribution
NextEra Energy Seabrook, LLC (NextEra Energy Seabrook) (formerly known as FPL Energy Seabrook, LLC) Bargaining Unit Employees	100% on the first 3% of employee contribution
NextEra Energy Duane Arnold, LLC (formerly known as FPL Energy Duane Arnold, LLC) Bargaining Unit Employees and NextEra Energy Point Beach Bargaining Unit Employees	100% on the first 3% of employee contribution 50% on the next 2% of employee contribution
NextEra Energy Point Beach Bargaining Unit Employees represented by IBEW 2150	100% on the first 1% of employee contribution 50% on the next 6% of employee contribution

Company matching contributions are made in the form of Company Stock through allocation of shares held in suspense in the Leveraged ESOP Account.  The Company makes cash contributions for the difference between the dividends on the shares acquired by the Leveraged ESOP Account and the required principal and interest payments on Acquisition Indebtedness.  During 2008, the Plan was allocated a Company cash contribution of $672,238 (see Note 3).  Contributions are subject to certain limitations.

Forfeitures

Forfeitures of non-vested Company matching contributions due to termination of employment may be used to restore amounts previously forfeited, to reduce the amount of future Company matching contributions to the Plan or may be applied to administrative expenses.  At December 31, 2008 and 2007, the balance of the forfeiture account was $304,284 and $325,927, respectively.  Forfeitures applied to administrative fees in 2008 totaled $106,530.

Vesting

Participants are immediately 100% vested in employee contributions.  For bargaining unit employees of NextEra Energy Maine hired prior to May 15, 2008, employer contributions are fully vested upon attaining six months of service.  For bargaining unit employees of NextEra Energy Seabrook and NextEra Energy Point Beach other than employees formerly in IBEW 2150, employer contributions are fully vested immediately after attaining one month of service.  For bargaining unit employees of NextEra Energy Point Beach formerly in IBEW 2150, employer contributions are fully vested after attaining one year of service.  For bargaining unit employees of NextEra Energy Duane Arnold, LLC existing on the date of acquisition of the Duane Arnold Energy Center (January 27, 2006), employer contributions are fully vested.  For all bargaining unit employees of NextEra Energy Point Beach existing on the date of acquisition of the Point Beach Nuclear Plant (September 28, 2007), employer contributions are fully vested.  All other bargaining unit employees vest at a rate of 20% each year of service and are fully vested upon a Participant attaining five years of service.  Under certain circumstances, a bargaining unit employee may also receive vesting credit for prior years of service with the Company or any of its subsidiaries.

Participant Loans

Each Participant may borrow from his or her account a minimum of $1,000 up to a maximum of $50,000 or 50% of the vested value of the account (reduced by prior loans), whichever is less.  The vested portion of a Participant’s account will be pledged as security for the loan.  The annual rate of interest on Participant loans is fixed and takes into account the prime rate at the time of origination of the loan.  The interest rate for Participant loans is fixed and ranged from 4.00% to 9.75% for loans outstanding at December 31, 2008.  The maturity dates for loans outstanding at December 31, 2008 ranged from 2009 through 2015.

Benefit Payments and Withdrawals

Withdrawals by Participants from their accounts during their employment are permitted with certain penalties and restrictions.  The penalties may limit a Participant's contributions to the Plan for varying periods following a withdrawal.  Upon termination from employment, Participants are eligible to receive a distribution of the full value of their vested account balance.  Terminated Participants can elect to receive a full payment, partial payments or installments over a period of up to ten years.

Transfers to (from) the Plan generally represent net transfers between the Plan and the Non-Bargaining Plan as well as transfers into the Plan resulting from plan mergers.  The majority of transfers arise as a result of Participants transferring between bargaining unit and non-bargaining unit positions while employed by FPL Group and its affiliated companies.

Administrative Expenses

The Company pays a portion of the administrative expenses of the Plan.  All other expenses are paid directly by the Plan or through forfeitures or through revenue sharing that the Plan receives either directly or indirectly from certain of the Plan's investment options.  Any fees paid directly by the Company are not included in the financial statements.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, Participants will become 100% vested in their accounts.

Subsequent Events

Effective January 1, 2009, bargaining unit employees of NextEra Energy Seabrook hired on or after January 1, 2004 will receive the company matching contribution as follows:

Participant Group	Benefit
NextEra Energy Seabrook	100% on the first 3% of employee contribution 50% on the next 3% of employee contribution 25% on the next 1% of employee contribution

Bargaining unit employees of NextEra Energy Seabrook hired on or after January 1, 2009 will vest at a rate of 20% each year of service and are fully vested upon a Participant attaining five years of service.

2.  Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual basis of accounting in conformity with U.S. generally accepted accounting principles.  Investment income and interest income on loans to Participants are recognized when earned.  Dividends are recorded on the ex-dividend date.  Distributions to Participants are recorded when paid.

New Accounting Pronouncements

The Fair Value Option for Financial Assets and Financial Liabilities - In February 2007, the Financial Accounting Standards Board (FASB) issued Financial Accounting Standards No. (FAS) 159,"The Fair Value Option for Financial Assets and Financial Liabilities".  The standard provides reporting entities with an option to report selected financial assets and liabilities at fair value and establishes presentation and disclosure requirements designed to facilitate comparisons between reporting entities that choose different measurement attributes for similar types of assets and liabilities.  The Plan did not elect the fair value option for any financial assets or financial liabilities as of January 1, 2008.

Fair Value Measurements - In April 2009, the FASB issued FASB Staff Position (FSP) FAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly” (FSP FAS 157-4).  FSP FAS 157-4 provides additional guidance for estimating fair value in accordance with FAS 157, “Fair Value Measurements” (FAS 157), when the volume and level of activity for the asset or liability have significantly decreased.  It also includes guidance on identifying circumstances that indicate a transaction is not orderly.  The FSP also requires increased disclosures.  This FSP is effective for annual reporting periods after June 15, 2009, and shall be applied prospectively.  The adoption of FSP FAS 157-4 is not expected to have a material effect on the Plan’s financial statements.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Effective January 1, 2008 the Plan adopted FAS 157 which clarifies how to measure fair value and requires expanded fair value measurement disclosures.  The standard emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and sets out a fair value hierarchy intended to disclose information about the relative reliability of fair value measurements, with the highest priority being quoted prices in active markets for identical assets and liabilities.  FAS 157 was effective January 1, 2008 for financial assets and liabilities and any other fair value measurements made on a recurring basis and on January 1, 2009 for non-financial assets and liabilities that are not remeasured on a recurring basis.  The adoption of the recognition provisions of FAS 157 did not have a material effect on the Plan’s financial statements.

In many cases, a valuation technique used to measure fair value includes inputs from multiple levels of fair value hierarchy.  The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

The fair value of the Plan’s interest in the Master Trust is based on the beginning of year value of the Plan’s interest in the Master Trust plus actual contributions and allocated investment income less actual distributions and expenses. The underlying investments of the Master Trust are valued at fair value.

The following reflect the valuation methodologies and inputs used to determine the fair value of the investments held by the Master Trust.  Investments in shares of registered investment companies (mutual funds) are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end.  Investments in shares of money market mutual funds are stated at the net asset value of shares held by the Plan at year-end.  Company Stock and other common stock are valued at their quoted market price. Participation units of common collective trust funds are stated at their quoted redemption value on the last business day of the Plan year as reported by the investment managers.

The FPL Managed Income Fund holds synthetic guaranteed investment contracts (see Note 6 – FPL Managed Income Fund) with banks and insurance companies in order to provide Participants with stable, fixed-rate return of investment and protection of principal from changes in market interest rates. Wrapper contracts provide the FPL Managed Income Fund with the ability to use contract value accounting to maintain a constant $1 unit price. Wrapper contracts also provide for the payment of Participant- directed withdrawals and exchanges at contract value (principal and interest accrued to date) during the term of the wrapper contracts. However, withdrawals prompted by certain events (e.g., layoffs, early retirement windows, spin-offs, sale of a division, facility closings, plan terminations, partial plan terminations, changes in law or regulation, etc.) may be paid at market value which may be less than contract value. The FPL Managed Income Fund is valued at estimated fair value based on the fair value of the underlying investments of the contracts, primarily debt securities, and the fair value of the wrapper contracts. Debt, asset-backed and mortgage-backed securities are valued at their most recent bid prices (sales prices if their principal market is an exchange) in the principal market in which such securities are traded, as determined by recognized dealers in such securities, or are valued on the basis of information provided by a pricing service.  Investments in wrapper contracts are valued at fair value using a discounted cash flow model which considers recent fee bids as determined by recognized dealers, discount rate, and the duration of the underlying portfolio of securities. For 2008 and 2007, the fair value of the wrapper contracts was not material. The contracts are unallocated in nature and are fully benefit-responsive.  Therefore, net assets available for benefits reflects the Plan’s interest in the contract value of the FPL Managed Income Fund because the Plan’s allocable share of the difference between fair value and contract value for this investment is presented as a separate adjustment in the statement of net assets available for benefits. Contract value represents cost plus contributions made under the contracts plus interest at the contract rates less withdrawals and administrative expenses. If the funds in the guaranteed investment contracts are needed for benefit payments prior to contract maturity, they may be withdrawn without penalty.

Participant loans are valued at their outstanding balances at year-end, which approximates fair value.

Investment securities, in general, are exposed to various risks, such as interest rate, credit, liquidity and overall market volatility, which could result in changes in the value of such securities. Due to the level of risk associated with certain types of investment securities, it is at least reasonably possible that changes in the values of the investment securities will occur in the near term and that such changes could materially affect Participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Purchases and sales of investment securities are recorded on the trade date. Gains or losses on sales of investment securities are determined using the average cost method of the securities. The carrying amounts of securities held in Participant accounts are adjusted daily; securities held in the Leveraged ESOP Account are adjusted daily.  Unrealized appreciation or depreciation is recorded to recognize changes in market value.

3.  Leveraged Employee Stock Ownership Plan (Nonparticipant-Directed Unallocated)

The Plan’s Leveraged ESOP provisions correspond to the Plan’s interest in the Leveraged ESOP Account of the Master Trust.  The Leveraged ESOP Account of the Master Trust holds unallocated Company Stock that was purchased by the Master Trust on behalf of the Plan and the Non-Bargaining Plan and the associated Acquisition Indebtedness.  The Leveraged ESOP Account is allocated to each of the Master Trust Plans for financial reporting purposes proportionately based on each Master Trust Plan's relative end-of-year net assets excluding the net assets of the Leveraged ESOP Account.  The Plan's allocation of Company Stock held in the Leveraged ESOP Account, accrued interest receivable, Acquisition Indebtedness and interest payable have been reflected in the statements of net assets available for benefits, but the entire balance of the Leveraged ESOP Account reflects amounts which are not yet allocated to Participant accounts.  Company Stock will be released from the Leveraged ESOP Account and allocated to accounts of Participants at the fair value of the shares on the date of the allocation in satisfaction of part or all of the Company's matching contribution requirement under the Plan as the Acquisition Indebtedness is repaid.  The Acquisition Indebtedness will be repaid from dividends on the shares held by the Leveraged ESOP Account, as well as from cash contributions from FPL Group.  The net effect of a change in the allocation percentage from year to year is reported as a reallocation of the Leveraged ESOP Account.  The value of the shares allocated to accounts of Participants under the Plan is not affected by these allocations.

Condensed financial information for the Leveraged ESOP Account is presented below, indicating the approximate allocations made to each Master Trust Plan.  The net assets information below has been allocated to the Plan but not to the Plan Participants.  The effect of 2008 Leveraged ESOP activity on net assets has been allocated to the Plan but not to the Plan Participants and is included in the financial statements of each Master Trust Plan.

	December 31, 2008
	Total Leveraged ESOP Account	Non-Bargaining Plan	Plan

Allocation percentage	100%	71.94%	28.06%

Accrued interest receivable	$761	$547	$214
Company Stock	348,443,146	250,663,727	97,779,419
Total assets	348,443,907	250,664,274	97,779,633

Interest payable	578,106	415,879	162,227
Acquisition Indebtedness	178,980,270	128,755,185	50,225,085
Total liabilities	179,558,376	129,171,064	50,387,312

Net assets at December 31, 2008	$168,885,531	$121,493,210	$47,392,321

	December 31, 2007
	Total Leveraged ESOP Account	Non- Bargaining Plan	Plan

Allocation percentage	100%	71.86%	28.14%

Accrued interest receivable	$1,757	$1,263	$494
Company Stock	533,331,403	383,238,613	150,092,790
Total assets	533,333,160	383,239,876	150,093,284

Interest payable	615,314	442,149	173,165
Acquisition Indebtedness	190,499,540	136,888,207	53,611,333
Total liabilities	191,114,854	137,330,356	53,784,498

Net assets at December 31, 2007	$342,218,306	$245,909,520	$96,308,786

	Year Ended December 31, 2008
	Total Leveraged ESOP Account	Non-Bargaining Plan	Plan

Contributions received from employer	$2,395,561	$1,723,323	$672,238
Interest income	4,352	3,131	1,221
Dividends	13,255,147	9,535,514	3,719,633
Net depreciation in fair value of Company Stock	(130,812,974)	(94,104,499)	(36,708,475)
Total	(115,157,914)	(82,842,531)	(32,315,383)

Interest expense	(17,935,560)	(12,902,519)	(5,033,041)

Net loss	(133,093,474)	(95,745,050)	(37,348,424)
Allocation of shares to Master Trust Plans	(40,239,301)	(29,163,086)	(11,076,215)
Reallocation of Leveraged ESOP	-	491,826	(491,826)
Effect of current year Leveraged ESOP activity on net assets	(173,332,775)	(124,416,310)	(48,916,465)
Net assets at December 31, 2007	342,218,306	245,909,520	96,308,786
Net assets at December 31, 2008	$168,885,531	$121,493,210	$47,392,321

Acquisition Indebtedness

In December 1990, the Master Trust, which holds assets for the Master Trust Plans, borrowed $360 million from FPL Group Capital to purchase approximately 24.8 million shares of Company Stock.  The Acquisition Indebtedness is currently scheduled to mature in 2017, bears interest at a fixed rate of 9.69% per annum and is to be repaid using dividends received on both Company Stock held by the Leveraged ESOP Account and ESOP shares allocated to accounts of participants under the Master Trust Plans, together with cash contributions from FPL Group.  For dividends on shares allocated to participant accounts used to repay the loan, additional shares equal in value to those dividends are allocated to accounts of participants under the Master Trust Plans.  In 2008, dividends received from both shares held by the Leveraged ESOP Account and shares allocated to accounts of participants under the Master Trust Plans totaled $13,255,147 and $13,835,318, respectively.  Cash contributed in 2008 by FPL Group for the debt service shortfall totaled $2,395,561.

The unallocated shares of Company Stock acquired with the proceeds of the Acquisition Indebtedness are collateral for the Acquisition Indebtedness.  As debt payments are made, a percentage of Company Stock is released from collateral and becomes available to satisfy Company matching contributions, as well as to replace dividends on ESOP shares allocated to participant accounts under the Master Trust Plans used to repay the Acquisition Indebtedness.  The Company typically makes optional prepayments of the Acquisition Indebtedness when the number of shares required to provide Company matching contributions and to restore dividends on allocated Leveraged ESOP shares used to repay the Acquisition Indebtedness exceeds the shares released from collateral resulting from scheduled debt payments.  In 2008, the lender and the Company executed an agreement which permitted the release of Leveraged ESOP shares prior to the receipt of certain optional debt prepayments, provided that the aggregate amount due was paid in February 2009.  Such aggregate amount totaled $5,857,847 and was paid in February 2009.  During 2008, 945,396 shares of Company Stock were released from collateral for the Acquisition Indebtedness.  The LESOP liability is valued at cost which approximates fair value.

Scheduled principal repayment by the Master Trust of Acquisition Indebtedness is as follows:

Year	Repayment Amount
2009	$18,497,535
2010	$14,451,000
2011	$16,333,000
2012	$18,719,000
2013	$21,314,200
2014-2017	$89,665,535

4.  Parties-In-Interest Transactions

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the plan, any party rendering service to the plan, the employer, and certain others.

Dividend income earned by the Plan includes dividends on Company Stock.  Dividends on shares held in the Leveraged ESOP Account and the FPL Group Stock LESOP Fund (see Note 6 – FPL Group Stock LESOP Fund) were used to repay the Acquisition Indebtedness.  Certain dividends on shares held in Participants' accounts are reinvested in Company Stock for the benefit of the Plan’s Participants pursuant to FPL Group's Dividend Reinvestment and Common Share Purchase Plan in which the Trustee participates.

At December 31, 2008 and 2007, the number of shares of Company Stock held in Participant accounts totaled 4,194,667 and 4,365,585, respectively, with a market value of $211,117,603 and $295,899,321, respectively.  During 2008, dividends on shares of Company Stock held in Participants’ accounts totaled $7,377,819  During 2008, the Plan’s proportionate share of dividends on shares of Company Stock held in the Leveraged ESOP Account totaled $3,719,633.

Certain Plan investments are managed by an affiliate of the Trustee and, therefore, these transactions qualify as party-in-interest transactions.

5.  Investments/Interest in Master Trust

All of the Plan’s assets and liabilities are commingled with the assets of the Non-Bargaining Plan in the Master Trust.

The Plan’s relative share of ownership of the total net assets of the Master Trust was approximately 28.1% and approximately 26.0% at December 31, 2008 and 2007, respectively.  The Plan’s relative share of ownership varies in each of the underlying investments of the Master Trust, excluding the Leveraged ESOP Account (see Note 3), based on Participants’ investment elections.  Income from the Master Trust is allocated to the individual Master Trust Plans based on each Master Trust Plan’s interest in the underlying investments of the Master Trust.

The following table presents net assets held in the Master Trust as of December 31, 2008 and 2007, including fair value of investments held in the Master Trust, and the contract value adjustment, as applicable, pertaining to the synthetic guaranteed investment contracts held in the Master Trust.

	December 31,
	2008	2007
Investments at fair value
Registered investment companies	$763,958,141	$1,079,394,426
Common collective trusts	138,582,747	215,178,109
Common stocks	1,127,230,204	1,607,139,729
U.S. Treasury notes	179,046,325	69,947,904
Government agency notes	24,249,971	52,362,871
Asset-backed securities	46,587,772	35,908,762
Mortgage-backed securities	28,591,062	96,194,808
Corporate bonds	20,322,031	35,110,916
Participant loans	49,464,042	46,748,825
Total investments at fair value	2,378,032,295	3,237,986,350
Accrued interest receivable	410,686	1,666,962
Total assets	2,378,442,981	3,239,653,312

Liabilities
Leveraged ESOP note payable	178,980,270	190,499,540
Interest payable – Leveraged ESOP	578,106	615,314
Other payables	811,942	3,766,676
Total liabilities	180,370,318	194,881,530
Net assets reflecting all investments at fair value	2,198,072,663	3,044,771,782
Adjustment from fair value to contract value for fully benefit-responsive contracts	(6,490,267)	(1,757,568)
Net assets	$2,191,582,396	$3,043,014,214

Investment income for the Master Trust is as follows:

Year Ended December 31, 2008
Investment income/(loss)
Net depreciation in fair value of investments:
Registered investment companies	$(351,042,989)
Common collective trusts	(66,517,792)
Common stocks	(419,476,919)
Total net depreciation	(837,037,700)
Interest and dividends	82,787,816
Total investment loss	$(754,249,884)

The following table sets forth by level, within the fair value hierarchy, the Master Trust’s assets that are measured at fair value on a recurring basis as of December 31, 2008:

	Fair Value Measurements At December 31, 2008 using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Participant-directed investments	$956,901,037	$619,687,030	$50,913,018i

Nonparticipant-directed investments (Leveraged ESOP)	$747,316,851	$3,214,359	$-

i.  The majority of the balance represents participant loans.

The table below presents a reconciliation of all investments measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the year ended December 31, 2008, including the reporting classifications for the applicable gains and losses included in the statement of changes in net assets available for benefits:

Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
Beginning balance, January 1, 2008	$46,844,511
Net realized and unrealized depreciation	(200,301)
Sales	(172,036)
Net loan withdrawals	2,715,217
Transfers in Level 3	1,725,627
Ending balance, December 31, 2008	$50,913,018

The Plan’s portion of interest in the total participant-directed assets of the Master Trust is as follows:

Assets:	December 31,
Mutual Funds:	2008	2007
Brandywine Funds, Inc.	$18,751,142	$46,391,376
Fidelity Diversified International Fund	24,967,782	64,489,529
Fidelity Low-priced Stock Fund	7,073,875	12,983,605
Fidelity Real Estate Investment Portfolio	6,858,230	11,933,566
Fidelity Retirement Government Money Market Portfolio	25,100,389	21,432,446
Legg Mason Value Trust FI Class	7,751,984	20,713,253
PIMCO Total Return Fund Administrative Class	15,451,828	10,992,622
Royce Premier Fund Investor Class	18,413,831	27,336,163
T. Rowe Price Equity Income Fund	10,075,225	21,979,626
Vanguard Target Retirement 2005 Fund	2,213,826	4,269,573
Vanguard Target Retirement 2015 Fund	9,601,281	10,912,979
Vanguard Target Retirement 2025 Fund	4,345,239	5,667,463
Vanguard Target Retirement 2035 Fund	15,546,532	28,502,532
Vanguard Target Retirement 2045 Fund	2,526,108	3,890,838
Vanguard Target Retirement Income Fund	3,384,387	4,459,890
Total mutual funds	172,061,659	295,955,461

Common Collective Trusts:
BGI Equity Index Fund V	15,683,126	28,675,477
BGI MSCI ACWI ex-US Index Fund V	3,959,638	9,078,556
BGI Russell 2000 Value Index Fund V	3,449,739	6,210,138
BGI US Debt Index Fund V	5,119,333	5,318,652
BGI US Equity Market Fund V	1,340,181	2,315,085
Total common collective trusts	29,552,017	51,597,908

FPL Group Stock Fund	109,959,939	159,716,590
FPL Managed Income Fund	123,319,374	75,002,300
Large Growth Fund	12,145,292	20,579,973
Participant loans	19,284,995	17,776,380

Total assets, at fair value	$466,323,276	$620,628,612

6.  Pooled Funds of the Master Trust

Within the Master Trust are certain pooled funds in which the Plan and the Non-Bargaining Plan participate. These pooled funds include the Leveraged ESOP described in Note 3, as well as the FPL Managed Income Fund, the FPL Group Stock Fund, the FPL US Large Cap Growth Fund, and the FPL Group Stock LESOP Fund described below.  The Master Trust Plans hold undivided interests in the assets and liabilities of these pooled funds.  The income and expenses of each pooled fund, other than the Leveraged ESOP, are allocated between the Master Trust Plans in proportion to their participation percentages in each of the funds.

FPL Managed Income Fund

The value of the Plan’s interest in the FPL Managed Income Fund included in the statements of net assets available for benefits represents approximately 31.8% of the net assets of that fund at December 31, 2008 and approximately 25.1% at December 31, 2007.  The wrapper contracts held in the FPL Managed Income Fund are allocated to the Plan and the Non-Bargaining Plan based on each Master Trust Plan’s proportionate share of participation in the FPL Managed Income Fund.  The FPL Managed Income Fund’s net assets available for benefits consisted of the following:

	December 31,
	2008	2007

U.S. Treasury notes	$179,046,325	$69,947,904
Government agency notes	24,249,971	52,362,871
Asset-backed securities	46,587,772	35,908,762
Mortgage-backed securities	28,591,062	96,194,808
Corporate bonds	20,322,031	35,110,916
Wrapper contracts	-	-
Other receivables	94,195	359,221
Registered investment companies	89,658,290	12,829,122
Total assets	388,549,646	302,713,604
Other payables	241,357	3,185,666

Net assets at fair value	388,308,289	299,527,938

Adjustment from fair value to contract value to fully benefit-responsive investment contracts	(6,490,267)	(1,757,568)
Net assets at contract value	$381,818,022	$297,770,370

The net investment gain in the FPL Managed Income Fund for the year ended December 31, 2008, was comprised of interest income in the amount of $13,811,658.

The FPL Managed Income Fund has entered into wrapper contracts with various insurance companies and financial institutions.  The contracts are fully benefit-responsive and are included in the financial statements at fair value.  There are no reserves against contract values (which represents contributions made under the contract, plus earnings, less withdrawals and administrative expenses) for credit risk of the contract issuer or otherwise.  Withdrawals prompted by an employer-initiated event, such as withdrawals resulting from the sale of a division of the Company, a corporate layoff or the addition of Plan investment options, for example, may be paid at the contract's market value, which may be less than book value. Currently, management believes that the occurrence of an event that would cause the Plan to transact at less than contract value is not probable.  A wrap issuer may terminate a wrapper contract at any time; however, if the market value is less than the contract value, the wrap issuer can either hold the contract until the market value and contract value are equal or make up the difference between the two.  At December 31, 2008, the Plan’s portion of the contract value and fair value of investment contracts were $92,784,410 and $94,845,596 respectively.  At December 31, 2007, the Plan’s portion of the contract value and fair value of investment contracts were $71,351,108 and $71,787,688, respectively.  The average yield for the portfolio of investment contracts based on annualized earnings was 3.30% and 4.80% for 2008 and 2007, respectively.  The average yield based on interest rate credited to participants at December 31, 2008 and 2007 was 3.14% and 4.34%, respectively.  The crediting interest rate is based on an agreed-upon formula with the issuers, but cannot be less than zero.

FPL Group Stock Fund

The value of the Plan’s interest in the FPL Group Stock Fund included in the statements of net assets available for benefits represents approximately 33.2% of the net assets of that fund at December 31, 2008 and approximately 34.0% at December 31, 2007.  The FPL Group Stock Fund’s net assets consisted of the following:

	December 31,
	2008	2007
Assets
Investments, at fair value:
Company Stock	$327,413,925	$462,617,398
Registered investment companies	1,750,706	4,092,927
Cash	2,664,086	2,605,870
Total investments	331,828,717	469,316,195

Receivables:
Income	-	14,345
Other	5,062	106,060
Total receivables	5,062	120,405
Total assets	331,833,779	469,436,600

Other liabilities	214,159	38,051
Net assets	$331,619,620	$469,398,549

The net investment loss in the FPL Group Stock Fund for the year ended December 31, 2008, was comprised of interest and dividend income in the amount of $10,862,969 and net realized and unrealized depreciation in the fair value of Company Stock in the amount of $117,052,770.

FPL US Large Cap Growth Fund

The value of the Plan’s interest in the FPL US Large Cap Growth Fund included in the statement of net assets available for benefits represents approximately 22.9% of the net assets of that fund at December 31, 2008 and 23.8% at December 31, 2007.  The FPL US Large Cap Growth Fund’s net assets consisted of the following:

	December 31,
	2008	2007
Assets
Investments, at fair value:
Common Stocks	$52,499,428	$83,572,294
Registered investment companies	510,196	3,043,195
Total investments	53,009,624	86,615,489

Receivables:
Income	-	68,166
Other	304,770	195,602
Total receivables	304,770	263,768
Total assets	53,314,394	86,879,257

Other liabilities	208,772	430,946
Net assets	$53,105,622	$86,448,311

The net investment loss in the FPL US Large Cap Growth Fund for the year ended December 31, 2008, was comprised of net realized and unrealized depreciation in the fair value of common stocks in the amount of $35,764,315.

FPL Group Stock LESOP Fund (Nonparticipant-Directed)

The value of the Plan’s interest in the FPL Group Stock LESOP Fund included in the statements of net assets available for benefits represents approximately 25.7% of the net assets of that fund at December 31, 2008 and approximately 26.2% at December 31, 2007.  The FPL Group Stock LESOP Fund’s net assets consisted of the following:

	December 31,
	2008	2007
Assets
Investments, at fair value:
Company Stock at fair value based on quoted market price	$398,873,705	$527,618,634
Registered investment companies	3,214,359	4,297,400
Total investments	402,088,064	531,916,034

Receivables:
Income	-	19,024
Other	5,898	1,090,569
Total receivables	5,898	1,109,593
Total assets	402,093,962	533,025,627

Other liabilities	147,654	111,391
Net assets	$401,946,308	$532,914,236

The FPL Group Stock LESOP Fund's changes in net assets available for benefits consisted of the following at December 31, 2008:

Additions
Allocation of Leveraged ESOP shares	$40,239,301

Earnings on investments:
Interest	126,018
Dividends	13,835,318
Net depreciation in fair value of Company Stock	(135,972,653)
Total loss on investments	(122,011,317)
Total additions	(81,772,016)

Deductions:
Benefits paid to participants or beneficiaries	26,926,278
Account maintenance fees	36,714
Total deductions	26,962,992

Net decrease	(108,735,008)

Transfers:
Transfers into the fund	15,428,690
Transfers out of the fund	(37,661,610)
Net transfers	(22,232,920)

Net assets at December 31, 2007	532,914,236

Net assets at December 31, 2008	$401,946,308

7.  Income Taxes

In August 2001, the Company received from the Internal Revenue Service (IRS) a favorable determination that the Plan, as amended and restated effective December 1, 2000, met the requirements of Section 401 of the Code.  The Plan has been amended and restated since receiving the determination letter and a new determination letter request will be filed prior to the expiration of the Plan's Remedial Amendment Period on January 31, 2010 under the IRS’s new determination letter program.  The Company and the Plan administrator believe that the Plan is currently designed and operated in material compliance with the applicable requirements of the Code and that the Plan and related Master Trust continue to be tax-exempt.  The Master Trust established under the Plan will generally be exempt from federal income taxes under Section 501(a) of the Code; Company contributions paid to the Master Trust under the Plan will be allowable federal income tax deductions of the Company subject to the conditions and limitations of Section 404 of the Code; and the Plan meets the requirements of Section 401(k) of the Code allowing Pretax Contributions to be exempt from federal income tax at the time such contributions are made, provided that in operation the Plan and Master Trust meet the applicable provisions of the Code.  In addition, FPL Group will be able to claim an income tax deduction for dividends used to repay the Acquisition Indebtedness and for dividends on Company Stock distributed directly to Participants.  Participants are given the option to receive dividend distributions in cash in compliance with 2002 tax law changes; all dividends earned by Participants are deductible by FPL Group.

Company matching contributions to the Plan on a Participant's behalf, the Participant's Pretax Contributions, and the earnings thereon generally are not taxable to the Participant until such Company matching contributions, Pretax Contributions, and earnings thereon are distributed or withdrawn.  A loan from a Participant's account generally will not represent a taxable distribution if the loan is repaid in a timely manner and does not exceed certain limitations.

8.  Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits included in the financial statements to Form 5500:

	December 31,
	2008	2007
Net assets available for benefits per the financial statements	$614,996,596	$856,380,869
Adjustment to fair value from contract value for fully benefit-responsive investment contracts	2,061,186	436,580
Net assets available for benefits per Form 5500	$617,057,782	$856,817,449

The following is a reconciliation of net change in net assets available for benefits per the financial statements to the Form 5500:

December 31, 2008
Net decrease prior to transfer per the financial statements	$(241,384,273)
Plus: Current year change in adjustment to fair value for investments in a fully benefit-responsive contract	2,061,186
Less: Prior year change in adjustment to fair value for investments in a fully benefit-responsive contract	(436,580)
Net income per the Form 5500	$(239,759,667)

In accordance with FSP AAG INV-1 and Statement of Position 94-4-1, "Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution, Health and Welfare and Pension Plans", the Plan presented the investments for fully benefit-responsive investment contracts at fair value on the statement of net assets available for benefits with a reconciling item adjusting back to contract value, which is not required on Form 5500.

FPL GROUP BARGAINING UNIT EMPLOYEE RETIREMENT SAVINGS PLAN
EIN: 59-2449419, Plan #003
Schedule H, Line 4I - Schedule of Assets (Held at end of year)
December 31, 2008

Participant-Directed Investments:

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Units/Shares Description of investment including maturity date, rate of interest, collateral, par or maturity value			(e) Current Value
*	Participant loans	4.00%	-	9.75%	$19,284,995
		Maturing through 2015
*Party-in-interest

SIGNATURE

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefit Plans Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 19, 2009	FPL Group Bargaining Unit Employee Retirement Savings Plan
(Name of Plan)

By:	JAMES POPPELL
James Poppell Chairman of the Employee Benefit Plans Administrative Committee

EXHIBIT INDEX

Exhibit Number	Description
23(a)	Consent of Crowe Horwath LLP